Exhibit 99.1

CONSENT OF INDEPENDENT VALUER

We hereby consent to the reference of our name and description of our role in the valuation process of the estimated net asset values per common share of Lightstone Value Plus Real Estate Investment Trust, Inc. and its subsidiaries being incorporated by reference in the Registration Statement on Form S-3 to be filed on or about October 16, 2018 of Lightstone Value Plus Real Estate Investment Trust, Inc., by being filed in an Annual Report on Form 10-K of Lightstone Value Plus Real Estate Investment Trust, Inc. on March 12, 2018.

In giving such consent, we do not thereby admit that we are in the category of person whose consent is required under Section 7 of the Securities Act of 1933.

/s/ Robert A. Stanger & Co., Inc.
Robert A. Stanger & Co., Inc.
October 16, 2018